1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: March 12, 2014	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Updates 1Q’14 Guidance

Hsinchu, Taiwan, R.O.C. – March 12 , 2014 –TSMC (TWSE: 2330, NYSE: TSM) today updates the first quarter 2014 guidance and provides additional comments on its outlook for the first quarter.

Compared to the guidance offered by the Company on January 16, 2014, first quarter revenue, gross profit margin and operating profit margin are all expected to exceed the high end of the guidance. First quarter revenue is expected to be about NT$147 billion. Gross profit margin is expected to be about 47% and the operating profit margin is expected to be about 35%.

“The upside to the first quarter guidance comes mainly from the increases in demand for our 28-nanometer wafers and from customers’ active restocking of their inventory,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “The first quarter upside is perhaps a good prelude to an already anticipated strong year.”

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TSMC Spokesperson:	TSMC Acting Spokesperson:
Lora Ho	Elizabeth Sun
Senior Vice President and CFO	Director-Corporate
Tel: 886-3-566-4602	Communication Division
Tel: 886-3-568-2085
Mobile: 886-988-937999
E-Mail: elizabeth_sun@tsmc.com